FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., Canada, V3M 6K2

(Address of principal executive offices)

Attachments:

1.

1.

News Release date March 08, 2004

News Release date March 09, 2004

News Release date March 16, 2004

News Release date March 22, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 04, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 04, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

cc:

News Release date March 08, 2004

News Release date March 09, 2004

News Release date March 16, 2004

News Release date March 22, 2004

AMS Homecare Commences Trading On OTC Bulletin Board

VANCOUVER, March 8, 2004 - AMS Homecare Inc. (AHC: tsx-v) (AHCKF: otcbb) (http://www.amshomecare.com ) is pleased to announce it has received its OTC Bulletin Board trading symbol (AHCKF) and will commence trading of its common stock on the OTCBB today.

The Company's listing on the TSX Venture Exchange remains unaffected and will continue in normal course.

AMS Homecare President, and Chairperson, Rani Gill, stated "On behalf of the complete AMS team, we are very proud to have achieved and delivered yet another significant milestone to our shareholders.  The successful listing of AMS Homecare shares in the United States will provide the company all the benefits associated with easier access to US markets, capital and liquidity."

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Select “AMS Homecare")

E-mail  AHC@agoracom.com

AMS Homecare Retains AGORA Investor Relations To Provide Broker IR Program

VANCOUVER, MARCH 9, 2004 - AMS Homecare Inc. (AHC: tsx-v) (http://www.amshomecare.com ) is pleased to report it has retained the additional services of AGORA Investor Relations ("Agora") (http://www.agoracom.com) (http://www.AgoraIR.com) to provide the company with a Broker Investor Relations Program.  AGORA also currently provides the Company with a Retail Investor Relations Program, the combination of which now gives AMS Homecare a comprehensive investor relations presence.

The objective of this agreement is to raise awareness and create effective communication between AMS Homecare and the brokerage community, with the ultimate goal of creating a substantially larger and long-term shareholder base.  In addition, building a strong relationship with the brokerage community today will assist the Company in attracting analyst coverage and financing as the Company grows and requires these services in the future.

AMS President and Chairperson, Rani Gill, states "Given the Company's strong financial performance and imminent expansion into the US market, the time has now come for AMS Homecare to take its strong message and fundamentals to the brokerage community.  We are very pleased to have selected AGORA in this endeavour, a partner that has shown the integrity, work effort and success that parallels our very own values."

AGORA President, George Tsiolis, states "This is yet another significant and positive step forward for AMS Homecare.  Building relationships with the brokerage community is both very important and very delicate.  Quite often, companies begin the process too soon and before they have established a clear business visibility.   AMS, on the other hand, has both a short and long-term visibility that can be intelligently articulated to a receptive brokerage community.  By sustaining an intense and long-term broker IR program, the Company will create perpetual and invaluable benefits that will deliver value to its shareholders."

The terms of the agreement are as follows: Duration - 6 months from March 1, 2004, plus an option to renew for an additional 12 months. Compensation -  $4,000 per month, plus the option to purchase 400,000 shares of AMS Homecare in equal quarterly increments over the next 12 months.  The strike price for those options are $CDN .20, .25, .30 and .35.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Select “AMS Homecare")

E-mail  AHC@agoracom.com

Exercise of Warrants

VANCOUVER, March 16, 2004 - AMS Homecare Inc. (AHC: tsx-v) (AHCKF: otcbb) (http://www.amshomecare.com ) is pleased to announce that a shareholder has exercised 250,000 share purchase warrants entitling the shareholder to purchase 250,000 common shares at a price of fourteen cents per share.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions.  Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (Select “AMS Homecare")

E-mail  AHC@agoracom.com

AMS Homecare CEO Interviewed on CEOcast

Vancouver, British Columbia CANADA, March 22, 2004 /FSC/ - AMS Homecare Inc. (AHC - TSX Venture, AHCKF - OTCBB), (http://www.amshomecare.com ) is pleased to announce that CEO, Harj Gill was recently interviewed by CEOcast.

In the interview Mr. Gill discusses various aspects of the business including current success, new and existing product lines, future growth opportunities, competitive advantage and other fundamental business strategies being employed by AMS Homecare in the execution of it’s business plan.

The audio interview can be heard in its entirety by logging on to the CEOcast website at www.ceocast.com.  Free registration is required to access the AMS Homecare audio interview.

This press release is available on the Agoracom.com on-line investor relations site for investor commentary, feedback and questions. Investors are asked to visit http://www.agoracom.com and view the "AMS Homecare" Information and Contact Forum.

About AMS Homecare Inc http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company. The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.
Mr. Daryl Hixt, Corporate Communication
Telephone: 604-273-5173 ext 121
Facsmile: 604-273-9312
Email: ir@amshomecare.com

Agora Investor Relations Corp.
Web: http://www.agoracom.com (Select "AMS Homecare")
E-mail AHC@agoracom.com